EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statements Nos. 333-143004, 333-144820, 333-219054, 333-121234, 333-110479, 333-159715, 333-164792, 333-184772 and 333-189351 on Form S-8 of our reports dated March 16, 2020 with respect to our audits of the consolidated financial statements of Advanced Emissions Solutions, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for leases) and the effectiveness of internal control over financial reporting of Advanced Emissions Solutions, Inc. and subsidiaries, included in this Annual Report on Form 10-K of Advanced Emissions Solutions, Inc. and subsidiaries for the year ended December 31, 2019.

/s/ Moss Adams LLP
Denver, Colorado
March 16, 2020